September 26, 2019

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedin Circle
Santa Clara, California, 95054

       Re: Chegg, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 25, 2019
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed July 29, 2019
           File No. 001-36180

Dear Mr. Brown:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Note 12 - Commitments and Contingencies, page 82

1. We note your reference to the "Data Incident" on page 18 and in a Form 8K filed on
      September 25, 2018 that the Company had a data breach in April 2018 that affected 40 million users. You indicated that to date, unauthorized users have not had a material effect on your Company. Please tell us how you reached such conclusion. Andrew Brown
FirstName LastNameAndrew Brown
Chegg, Inc.
Comapany 26, 2019
September NameChegg, Inc.
September 26, 2019 Page 2
Page 2
FirstName LastName
         Additionally, tell us how you considered disclosure of the following, hereunder, elsewhere in this filing, and in your Forms 10-Q :

             The details of such incident including your assessment of its magnitude and concomitant financial, legal or reputational consequences;
             why there was a delay between the date of the incident (April 29, 2018) and the date it was reported (September 25, 2018);
             how you considered the cybersecurity incident in your assessment of disclosure controls and procedures;
             any action you have taken to remediate the incident and mitigate the harm.

         Refer to https://www.sec.gov/rules/interp/2018/33-10459.pdf

Form 10-Q for the Quarter Ended June 30, 2019

Notes to Condensed Consolidated Financial Statements
Note 7. Convertible Senior Notes , page 18

2. We note you issued convertible notes of $345 million and $800 million in 2018 and during the six months ended June 30, 2019, respectively. The conversion option was subject to satisfaction of certain events. Addressing the significant terms of the notes in greater detail, including but not limited to the conversion and redemption terms, please tell us your basis for bifurcating the convertible notes into liability and equity components for all periods presented. Refer to your basis in the accounting literature.

Capped Call Transactions, page 21

3. In connection with the 2023 and 2025 notes, you entered into capped call transactions and recorded $39.2 million and $85.1 million in additional paid-in capital, respectively. You indicated that since the transactions "met certain accounting criteria," they were not accounted for as derivatives and were therefore recorded in the stockholders' equity.
          Please provide us your analysis, with reference to your basis in the accounting literature.
4. For the benefit of your investors, please expand your disclosures to discuss what will happen with the capped calls when the notes are converted. Further clarify how the capped calls will reduce the potential dilution to holders of the Company's common stock after a conversion of the convertible notes and/ or offset the cash payments that you would be required to make in excess of the principal amount of any converted notes.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew Brown
Chegg, Inc.
September 26, 2019
Page 3

       You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 with any questions.



FirstName LastNameAndrew Brown                          Sincerely,
Comapany NameChegg, Inc.
                                                        Division of Corporation
Finance
September 26, 2019 Page 3                               Office of
Telecommunications
FirstName LastName